===============================================================================+

                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                For JULY 2, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

          FORM 20-F  X                            FORM 40-F
                    ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the +Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
          YES                                            NO  X
              ---                                           ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
                                     --------------

===============================================================================

                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                   ------


1.   Press Release entitled "Aluvale Acquires Mineracao Vera Cruz"
     dated July 1, 200.....................................................4

                         Companhia
[GRAPHIC OMITTED][LOGO]  Vale do Rio Doce                          Press Release


                      ALUVALE Acquires Mineracao Vera Cruz


Rio de Janeiro, July 1, 2002 - Companhia Vale do Rio Doce (CVRD) informs that its subsidiary, Vale do Rio Doce Aluminio S.A. - ALUVALE (Aluvale), acquired 64% of the total capital of its afilliated company, Mineracao Vera Cruz S.A.
(MVC), which was previously held by the Paranapanema Group, for R$ 6,403,936.00. With this acquisition, Aluvale will hold 100% of MVC.

MVC holds 18 active mining rights in the Paragominas region, in the state of Para, with total metallurgical bauxite resources estimated at 878 million tons. These reserves are located near to CVRD's mineral resources and, when combined, will constitute one of the world's largest bauxite reserves.

The strategic location of these resources, located approximately 250 km from ALUNORTE - Alumina do Norte do Brasil S.A. (Alunorte), will increase flexibility in the ultilization of CVRD's existing logistics infrastructure. Furthermore, the Paragominas bauxite has a world class quality. These characteristics make this acquisition very important, as the development of these reserves will support Alunorte's forthcoming expansions.

This transaction is part of the implementation of CVRD's strategy for its aluminum business, which is focused on the exploration of profitable growth opportunities on bauxite and alumina.














--------------------------------------------------------------------------------

                                        For further information, please contact:
           Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                    Barbara Geluda:  barbara.geluda@cvrd.com.br +55-21-3814-4557
                     Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           COMPANHIA VALE DO RIO DOCE

                                           By: /s/ Roberto Castello Branco
                                               -------------------------------
                                               Name:  Roberto Castello Branco
                                               Title: Head of Investor Relations


Dated: July 2, 2002